ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34835
August 23, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

NTT Urban Development Corporation - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of NTT Urban Development Corporation (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of Partial Amendment to the Articles of Incorporation;

2. Summary of Quarterly Business Report for the First Quarter ended June 30, 2006 (Consolidated);

3. Summary of Quarterly Business Report for the First Quarter ended June 30, 2006 (Non-Consolidated); and

4. Brief Description of Japanese Language Documents.

dlw 8/28

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Kagayaki Funakoshi of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1197, facsimile +813-6888-3197).

Very truly yours,

Kagayaki Funakoshi

Enclosures

(English Translation)

May 12, 2006

To whom it may concern:

NTT URBAN DEVELOPMENT CORPORATION
Rep: Kiyoshi Mita
Representative Director and President
(Tokyo Stock Exchange (First Section)
Code No. 8933)
Attn.: Takahiro Okuda
Director and Executive Manager of Finance Department
(Tel.: 03-6811-6424)

Notice of Partial Amendment to the Articles of Incorporation

We hereby announce that the Company has resolved at the meeting of the Board of Directors held today, to submit a proposal for partial amendment to the Articles of Incorporation to the 21st Ordinary General Meeting of Shareholders to be held on June 22, 2006, as described below.

1. Reasons for the Amendment

(1) In accordance with the enforcement of the "Corporation Act" (Law No. 86 of 2005), amendments to the Articles of Incorporation will be made for the following reasons:

(i) A new provision will be added as a system has been established to allow certain matters required to be set out or presented in the reference materials for the general meeting of shareholders, etc. to be disclosed through the Internet and such disclosure may be deemed proper disclosure to shareholders. (Article 14)

(ii) A new provision will be added so that a resolution of the Board of Directors may be deemed to be adopted without having a meeting, for the purpose of flexible operation of the Board of Directors. (Article 20)

(iii) In addition to the foregoing, amendments including additions and deletions, modifications and relocations of provisions, which is necessary as a joint stock corporation under the Corporation Act, will be made throughout the Articles of Incorporation.

(2) New provisions will be added to enable the Company to (a) release the liabilities of directors and corporate auditors to the extent permitted by the Corporation Act and (b) enter into agreements with outside directors and outside corporate auditors limiting their liabilities in advance, in order that such directors and corporate

auditors may fully demonstrate their expected roles in carrying out their duties. (Articles 24 and 31)

Addition of the provision regarding release of directors' liabilities (Article 24) was approved by all members of the Board of Corporate Auditors.

(3) Business purposes will be added to Article 2 (Purposes) in accordance with the expansion and diversification of the Company's business activity and in order to be prepared for future business expansion, and the numbering will be changed as well.

2. Content of the Amendment to the Articles of Incorporation

The content of the amendment is as attached hereto.

3. Schedule

General Meeting of Shareholders to approve the amendment: Thursday, June 22, 2006

Effective date of the amendment: Thursday, June 22, 2006

(Appendix)

<Content of the Amendments>

(The underlined portion indicates the amended section.)

Current Articles of Incorporation	Proposed Amendments
ARTICLE 2. PURPOSES	**ARTICLE 2. PURPOSES**
The purposes of the Company shall be to engage in the following businesses:	(Same as at present)
(a) - (f) (omitted)	(a) - (f) (Same as at present)
(new)	(g) Investment in specific purpose company (*Tokutei Mokuteki Kaisya*), special purpose company (company provided by the "Regulations Concerning Terms, Forms and Preparation Method of Non-Consolidated Financial Statements, Etc.") and real estate investment fund, as well as purchase, sale, brokerage and management of equity thereof;
(new)	(h) Holding, purchase, sale and brokerage of trust beneficiary rights; and
(g) Any and all businesses incidental or related to any of the preceding items.	(i) Any and all businesses incidental or related to any of the preceding items.
(new)	**ARTICLE 4. ORGANIZATIONS** The Company shall place the following organizations, other than the general meeting of shareholders and the Directors: (a) Board of Directors; (b) Corporate Auditors; (c) Board of Corporate Auditors; and (d) Accounting Auditors
ARTICLE 4. METHOD OF PUBLIC NOTICE	**ARTICLE 5. METHOD OF PUBLIC NOTICE**
The public notices of the Company shall be published in the *Nihon Keizai Shimbun.*	The public notices of the Company shall be published in the *Nihon Keizai Shimbun.*

Current Articles of Incorporation	Proposed Amendments
CHAPTER II SHARES AND FRACTIONAL SHARES	**CHAPTER II SHARES**
ARTICLE 5. TOTAL NUMBER OF SHARES AUTHORIZED TO BE ISSUED	**ARTICLE 6. TOTAL NUMBER OF SHARES AUTHORIZED TO BE ISSUED**
The total number of shares authorized to be issued by the Company shall be 2,100,000 shares.	The total number of shares authorized to be issued by the Company shall be 2,100,000 shares.
(new)	**ARTICLE 7. ISSUANCE OF SHARE CERTIFICATES** The Company shall issue share certificates representing its shares.
ARTICLE 6. ACQUISITION OF TREASURY STOCK	**ARTICLE 8. ACQUISITION OF TREASURY STOCK**
The Company may, pursuant to the provisions of Item 2, Paragraph 1, Article 211-3 of the Commercial Code of Japan, purchase its treasury stock by a resolution of the Board of Directors.	The Company may, pursuant to the provisions of Paragraph 2, Article 165 of the Corporation Act of Japan, acquire its treasury stock through market transactions, etc. by a resolution of the Board of Directors.
ARTICLE 7. RECORD DATE 1. The Company shall deem the shareholders with voting rights (including beneficial owners; the same shall apply hereinafter) registered or recorded in the Shareholders' Register (including the Register of Beneficial Owners; the same shall apply hereinafter) as of the close of business on March 31 of each year to be those shareholders who are entitled to exercise voting rights at the ordinary general meeting of shareholders held in respect of the relevant fiscal year. 2. In addition to the preceding paragraph, the Company may, whenever necessary, by a resolution of the Board of Directors and upon giving prior public notice thereof, deem the shareholders or pledgees registered or recorded in the Shareholders' Register as of the close of business on a certain date or the holders of fractional shares registered or recorded in the Register of Fractional Shares as of the close of business on the same date to	(Eliminate)

Current Articles of Incorporation	Proposed Amendments
be those shareholders, pledgees or holders of fractional shares who are entitled to exercise their rights.	
ARTICLE 8. TRANSFER AGENT	**ARTICLE 9. TRANSFER AGENT**
1. The Company shall appoint a transfer agent with respect to shares and fractional shares.	1. The Company shall appoint a transfer agent.
2. The transfer agent and its share handling office shall be determined by a resolution of the Board of Directors.	2. The transfer agent and its share handling office shall be determined by a resolution of the Board of Directors and public notice thereof shall be given.
3. The Shareholders' Register, Register of Fractional Shares and Register of Lost Share Certificates of the Company shall be kept at the share handling office of the transfer agent, and the registration of transfer of shares, registration or recordation to the Register of Fractional Shares, procedures for registration of lost share certificates and other business relating to the shares and fractional shares shall be handled by the transfer agent and not by the Company.	3. Recordation to and keeping of the Shareholder's Register (including the Register of Beneficial Shareholders of the Company, the same shall apply hereinafter), Register of Stock Acquisition Rights and Register of Lost Share Certificates of the Company and other business relating to the Shareholders' Register, Register of Stock Acquisition Rights and Register of Lost Share Certificates shall be entrusted to the transfer agent and not handled by the Company.
ARTICLE 9. SHARE HANDLING REGULATIONS	**ARTICLE 10. SHARE HANDLING REGULATIONS**
The denomination of share certificates to be issued by the Company, the registration of transfer of shares, registration or recordation to the Register of Fractional Shares, purchase of fractional shares, registration of lost share certificates and other procedures relating to handling of shares and fractional shares shall be governed by the Share Handling Regulations provided by the Board of Directors, in addition to the laws or regulations or these Articles of Incorporation.	The handling and fees of the shares of the Company shall be governed by the Share Handling Regulations provided by the Board of Directors, in addition to the laws or regulations or the Articles of Incorporation.
ARTICLE 10. CONVOCATION	**ARTICLE 11. CONVOCATION**
1. An ordinary general meeting of shareholders shall be held within three (3) months after the end of each business year, and an extraordinary general meeting of shareholders may be held from time to time whenever necessary. General meetings of	1. An ordinary general meeting of shareholders shall be held within three (3) months after the end of each business year, and an extraordinary general meeting of shareholders may be held from time to time whenever necessary.

Current Articles of Incorporation	Proposed Amendments
shareholders shall be convened by the President pursuant to a resolution of the Board of Directors.	
2. Should the President be unable to act as aforesaid, one of the other Directors, in the order fixed in advance by the Board of Directors, shall act in his/her place.	(Eliminate)
(new)	**ARTICLE 12. RECORD DATE OF ORDINARY GENERAL MEETING OF SHAREHOLDERS** The record date for voting rights at the ordinary general meeting of shareholders of the Company shall be March 31 of each year.
ARTICLE 11. CHAIRMAN	**ARTICLE 13. PERSON TO CONVENE MEETINGS AND CHAIRMAN**
1. The President shall act as chairman of the general meeting of shareholders.	1. The President shall convene the general meeting of shareholders and act as chairman.
2. Should the President be unable to act as aforesaid, one of the other Directors, in the order fixed in advance by the Board of Directors, shall act in his/her place.	2. Should the President be unable to act as aforesaid, one of the other Directors, in the order fixed in advance by the Board of Directors, shall convene the general meeting of shareholders and act as chairman.
(new)	**ARTICLE 14. INTERNET DISCLOSURE AND DEEMED DELIVERY OF REFERENCE MATERIALS FOR GENERAL MEETINGS OF SHAREHOLDERS, ETC.** On the convocation of general meetings of shareholders, the Company may be deemed to have provided the information relating to the matters required to be set out or presented in the reference materials for the general meeting of shareholders, business reports, financial reports and consolidated financial reports to shareholders (including the beneficial shareholders, the same shall apply hereinafter) by disclosing such information via the internet in accordance with the ordinance of the Ministry of Justice.

Current Articles of Incorporation	Proposed Amendments
ARTICLE 12. METHOD OF RESOLUTIONS	**ARTICLE 15. METHOD OF RESOLUTIONS**
1. Unless otherwise provided by the laws or regulations or by these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the voting rights of the shareholders present thereat.	1. Unless otherwise provided by the laws or regulations or by these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the voting rights of the shareholders present thereat who are entitled to exercise the voting rights.
2. A special resolution defined in Article 343 of the Commercial Code of Japan requires the attendance on the relevant general meeting of shareholders of shareholders representing one-third (1/3) or more of the total number of voting rights of all shareholders and shall be adopted by a majority of not less than two-thirds (2/3) of the voting rights represented thereat.	2. A resolution defined in Paragraph 2, Article 309 of the Corporation Act of Japan requires the attendance on the relevant general meeting of shareholders of shareholders representing one-third (1/3) or more of the voting rights of all shareholders who are entitled to exercise the voting rights and shall be adopted by a majority of not less than two-thirds (2/3) of the voting rights represented thereat.
ARTICLE 13. EXERCISE OF VOTING RIGHTS BY PROXY	**ARTICLE 16. EXERCISE OF VOTING RIGHTS BY PROXY**
1. No shareholder or his/her statutory agent shall delegate the exercise of his/her voting rights to any person other than a shareholder of the Company; provided, however, that in case the government, any local authority or judicial person is a shareholder, it may delegate the exercise of its voting rights to its employees.	1. A shareholder may exercise his/her voting right by a proxy who is another shareholder of the Company entitled to exercise voting rights. Furthermore, in case the government, any local authority or judicial person is a shareholder, it may delegate the exercise of its voting rights to its employees.
2. In case a shareholder of the Company or his/her statutory agent exercises his/her voting rights by proxy, such shareholder or proxy shall submit to the Company a document evidencing his/her power as proxy at each general meeting of shareholders in advance.	2. A shareholder of the Company or his/her proxy shall submit to the Company a document evidencing his/her power as proxy at each general meeting of shareholders.
ARTICLE 14. MINUTES	(Eliminate)
The substance of the proceedings at a general meeting of shareholders and the results thereof shall be described or recorded in minutes which shall be kept at the Company after the chairman and the Directors present at the meeting have affixed their names and seals or electronic signatures thereto.	

Current Articles of Incorporation	Proposed Amendments
ARTICLE 15. NUMBER OF DIRECTORS	**ARTICLE 17. NUMBER OF DIRECTORS**
The number of Directors of the Company shall be not more than twenty-five (25).	(Same as at present)
ARTICLE 16. METHOD OF ELECTION OF DIRECTORS	**ARTICLE 18. METHOD OF ELECTION OF DIRECTORS**
(new)	1. Directors shall be elected at a general meeting of shareholders.
1. Directors of the Company shall be elected at a general meeting of shareholders. The resolutions for the election of Directors shall require the attendance of the shareholders holding one-third (1/3) or more of the total number of voting rights of all shareholders and shall be adopted by a majority of the voting rights represented thereat.	2. The resolutions for the election of Directors shall be adopted by a majority of the voting rights of the shareholders present at a general meeting of shareholders, at which holders of one-third (1/3) or more of the voting rights of the shareholders entitled to exercise voting rights are present.
2. Directors shall not be elected by cumulative voting.	3. Resolutions for the election of Directors shall not be adopted by cumulative voting.
ARTICLE 17. TERM OF OFFICE OF DIRECTORS	**ARTICLE 19. TERM OF OFFICE OF DIRECTORS**
1. The term of office of each Director shall expire at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ending within two (2) years after such Director's assumption of office.	1. The term of office of each Director shall expire at the close of the ordinary general meeting of shareholders held with respect to the last business year ending within two (2) years after their election.
2. The term of office of a Director elected to fill a vacancy of a Director who retired before expiration of his/her term of office or to increase the number of the Directors shall be for the remaining term of office of his/her predecessor or the other Directors.	2. The term of office of a Director elected to fill a vacancy of a Director who retired before expiration of his/her term of office or to increase the number of the Directors shall be until the expiration of the term of office of his/her predecessor or the other Directors.
ARTICLE 18. MEETINGS OF BOARD OF DIRECTORS	**ARTICLE 20. MEETINGS OF BOARD OF DIRECTORS**
1. The President shall convene a meeting of the Board of Directors and act as chairman thereat.	1.- 3. (Same as at present)
2. Should the President be unable	

Current Articles of Incorporation	Proposed Amendments
to act as aforesaid, one of the other Directors, in the order fixed in advance by the Board of Directors, shall act in his/her place.	
3. Convocation notice of a meeting of the Board of Directors shall be dispatched to each Director and Corporate Auditor three (3) days prior to the date set for the meeting; provided, however, that in case of emergency, such period may be shortened.	
4. Resolutions of the Board of Directors shall be adopted by a majority of votes of the Directors present thereat, a quorum being a majority of the Directors in office.	4. Resolutions of the Board of Directors shall be adopted by a majority of votes of the Directors present thereat, a quorum being the attendance of a majority of the Directors in office, who are allowed to participate in the resolution.
(new)	5. Notwithstanding the provision of the preceding paragraph, if the requirements of Article 370 of the Corporation Act are met, the Company shall deem that a resolution of the Board of Directors has been adopted.
5. Unless otherwise provided by the laws or regulations or by these Articles of Incorporation, matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors provided by the Board of Directors.	6. (Same as at present)
ARTICLE 19. REPRESENTATIVE DIRECTORS AND SENIOR DIRECTORS	**ARTICLE 21. REPRESENTATIVE DIRECTORS AND SENIOR DIRECTORS**
1. The Board of Directors may, by resolution, appoint one President, and appoint, as appropriate, one or more Vice Presidents and Senior Directors from among the Directors.	1. The Board of Directors may, by resolution, appoint one President, and appoint, as appropriate, one or more Vice Presidents and Senior Directors from among the Directors.
2. The President shall represent the Company.	2. (Same as at present)
3. Besides the President, the Board of Directors may, by its resolution, appoint one or more Directors to represent the Company.	3. Besides the President, the Board of Directors may, by its resolution, appoint one or more Directors to represent the Company.
4. The President shall be responsible for all corporate affairs, pursuant to	4.- 5. (Same as at present)

Current Articles of Incorporation	Proposed Amendments
the resolutions of the Board of Directors. 5. Should the President be unable to act as aforesaid, one of the other Directors, in the order fixed in advance by the Board of Directors, shall act in his/her place.	
ARTICLE 20. SENIOR ADVISERS AND COUNSELORS	**ARTICLE 22. SENIOR ADVISERS AND COUNSELORS**
The Company may appoint one or more Senior Advisors and Counselors by a resolution of the Board of Directors.	The Company may appoint one or more Senior Advisors and Counselors by a resolution of the Board of Directors.
ARTICLE 21. REMUNERATION	**ARTICLE 23. REMUNERATION, ETC.**
Remuneration of Directors shall be resolved at a general meeting of shareholders.	Remuneration of Directors, bonus and other propriety profit paid as remuneration for execution of duties (hereinafter referred to as "remuneration, etc.") shall be resolved at a general meeting of shareholders.
(new)	**ARTICLE 24. NO LIABILITY OF DIRECTORS** 1. The Company may release the liabilities of Directors (including former Directors) due to negligence of their duties to the extent permitted by the laws and regulations by a resolution of the Board of Directors pursuant to the provision of Paragraph 1, Article 426 of the Corporation Act. 2. The Company may enter into agreements with outside directors which limit their liabilities due to negligence of their duties pursuant to the provision of Paragraph 1, Article 427 of the Corporation Act; provided, however, that the maximum amount of liabilities under the agreement shall be the amount specified by the laws and regulations.
ARTICLE 22. NUMBER OF CORPORATE AUDITORS	**ARTICLE 25. NUMBER OF CORPORATE AUDITORS**
The number of Corporate Auditors of the Company shall be not more than four (4).	(Same as at present)

Current Articles of Incorporation	Proposed Amendments
ARTICLE 23. METHOD OF ELECTION OF CORPORATE AUDITORS	**ARTICLE 26. METHOD OF ELECTION OF CORPORATE AUDITORS**
(new)	1. Corporate Auditors shall be elected at a general meeting of shareholders.
Corporate Auditors of the Company shall be elected at a general meeting of shareholders. The resolutions for the election of Corporate Auditors shall require the attendance of the shareholders holding one-third (1/3) or more of the total number of voting rights of all shareholders and shall be adopted by a majority of the voting rights represented thereat.	2. The resolutions for the election of Corporate Auditors shall be adopted by a majority of the voting rights of the shareholders present at a general meeting of shareholders, at which holders of one-third or more of the voting rights of the shareholders entitled to exercise voting rights are present.
ARTICLE 24. TERM OF OFFICE OF CORPORATE AUDITORS	**ARTICLE 27. TERM OF OFFICE OF CORPORATE AUDITORS**
1. The term of office of each Corporate Auditor shall expire at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ending within four (4) years after such Corporate Auditor's assumption of office.	1. The term of office of each Corporate Auditor shall expire at the close of the ordinary general meeting of shareholders held with respect to the last business year ending within four (4) years after their election.
2. The term of office of a Corporate Auditor elected to fill a vacancy of a Corporate Auditor who retired before expiration of his/her term of office shall be for the remaining term of office of his/her predecessor.	2. The term of office of a Corporate Auditor elected to fill a vacancy of a Corporate Auditor who retired before expiration of his/her term of office shall be until the expiration of the term of office of the retired Corporate Auditor.
ARTICLE 25. MEETING OF BOARD OF CORPORATE AUDITORS	**ARTICLE 28. MEETING OF BOARD OF CORPORATE AUDITORS**
1. Convocation notice of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor three (3) days prior to the date set for the meeting; provided, however, that in case of emergency, such period may be shortened.	(Same as at present)
2. Resolutions of the Board of Corporate Auditors shall, unless otherwise provided by the laws or regulations, be adopted by a majority of votes of the Corporate Auditors.	
3. Unless otherwise provided by	

Current Articles of Incorporation	Proposed Amendments
the laws or regulations or by these Articles of Incorporation, matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors provided by the Board of Corporate Auditors.	
ARTICLE 26. FULL-TIME CORPORATE AUDITORS	**ARTICLE 29. FULL-TIME CORPORATE AUDITORS**
The Corporate Auditors may appoint from among themselves one or more full-time Corporate Auditors.	The Board of Corporate Auditors may appoint one or more full-time Corporate Auditors by a resolution thereof.
ARTICLE 27. REMUNERATION	**ARTICLE 30. REMUNERATION, ETC.**
Remuneration of Corporate Auditors shall be resolved at a general meeting of shareholders.	Remuneration, etc. of Corporate Auditors shall be resolved at a general meeting of shareholders.
(new)	**ARTICLE 31. NO LIABILITY OF CORPORATE AUDITORS** 1. The Company may release the liabilities of Corporate Auditors (including former Corporate Auditors) due to negligence of their duties to the extent permitted by the laws and regulations by a resolution of the Board of Directors pursuant to the provision of Paragraph 1, Article 426 of the Corporation Act. 2. The Company may enter into agreements with outside corporate auditors which limit their liabilities due to negligence of their duties pursuant to the provision of Paragraph 1, Article 427 of the Corporation Act; provided, however, that the maximum amount of liabilities under the agreement shall be the amount specified by the laws and regulations.
ARTICLE 28. BUSINESS YEAR	**ARTICLE 32. BUSINESS YEAR**
The business year of the Company shall commence on April 1 of each year and end on March 31 of the following year, and the accounts shall be settled at the end of the business year.	The business year of the Company shall be one year commencing on April 1 of each year and ending on March 31 of the following year.

Current Articles of Incorporation	Proposed Amendments
ARTICLE 29. PAYMENT OF DIVIDENDS	**ARTICLE 33. RECORD DATE FOR DISTRIBUTION OF SURPLUS**
Cash dividends shall be paid to the shareholders or pledgees registered or recorded in the Shareholders' Register as of the close of business on the last day of each business year and to the holders of fractional shares registered or recorded in the Register of Fractional Shares as of the close of business on the same date.	The record date for year-end dividends of the Company shall be March 31 of each year.
ARTICLE 30. INTERIM DIVIDENDS	**ARTICLE 34. INTERIM DIVIDENDS**
The Company may, by a resolution of the Board of Directors, pay interim dividends to the shareholders or pledgees registered or recorded in the Shareholders' Register as of the close of business on September 30 of each year and to the holders of fractional shares registered or recorded in the Register of Fractional Shares as of the close of business on the same date.	The Company may, by a resolution of the Board of Directors, pay interim dividends, with the record date therefor being September 30 of each year.
ARTICLE 31. PRESCRIPTION PERIOD, ETC. FOR DIVIDENDS	**ARTICLE 35. PRESCRIPTION PERIOD, ETC. FOR DIVIDENDS**
1. If cash dividends or interim dividends are not collected within three (3) years from the date when the payment thereof becomes due, the Company shall be released from its obligation to make such payment.	1. If dividends are paid in cash and are not collected within three (3) years from the date when the payment thereof becomes due, the Company shall be released from its obligation to make such payment.
2. Unpaid dividends shall bear no interest.	2. Unpaid dividends shall bear no interest.

File No. 82-34835

(Summary English Translation)

Summary of Quarterly Business Report for the First Quarter ended June 30, 2006
(Consolidated)

July 31, 2006

NTT URBAN DEVELOPMENT CORPORATION (Code Number: 8933
(URL http://www.nttud.co.jp/) Tokyo Stock Exchange, First Section)

Representative: Kiyoshi Mita
Representative Director and President
Attn.: Takahiro Okuda Tel.: (03) 6811-6424
Director and Executive Manager of
Finance Department

1. Matters regarding the Preparation, Etc. of the Summary of Quarterly Business Report

(1) Adoption of simplified accounting method: Applicable.
(Content) Accounting standard of corporate tax, etc.
– Calculated by projected annual tax rate based on statutory effective tax rate.

(2) Changes in the accounting method from the latest consolidated accounting year: Applicable.
(Content) The timing of recordation of advertisement expenses concerning residential property sales business has been changed from conventional accrual time to completion and delivery time. Revenues and expenses concerning leasing business using specific purpose company, etc., which had been recorded as non-operating revenues and expenses, have been changed to be recorded as operating expenses from this quarter; provided, however, that the revenues and expenses concerning the companies to which equity method is applicable are recorded as non-operating revenues and expenses as before.

(3) Changes in scope of consolidation and application of equity method: Not applicable.

2. Summary of Business Results (April 1, 2006 through June 30, 2006)

(1) Progress in Results of Operations (Consolidated)

(rounded down to the nearest one million yen)

	Sales	Operating Income	Ordinary Income	Net Income (Three Months)
Three Months ended June 30, 2006	¥26,562 million (22.4%)	¥5,602 million (12.2%)	¥5,234 million (22.4%)	¥3,070 million (78.0%)
Three Months ended June 30, 2005	¥21,696 million (6.6%)	¥4,994 million (22.8%)	¥4,277 million (33.5%)	¥1,724 million (-13.5%)
(For reference) Year ended March 31, 2006	¥110,833 million	¥21,716 million	¥18,346 million	¥11,401 million

	Net Income per Share	Net Income per Share (fully diluted)
Three Months ended June 30, 2006	¥4,665.02	–
Three Months ended June 30, 2005	¥2,620.39	–
(For reference) Year ended March 31, 2006	¥17,201.07	–

(Notes)

1. *Average number of outstanding shares for each period (consolidated):*
   Three months ended June 30, 2006: 658,240 shares
   Three months ended June 30, 2005: 658,240 shares

2. *The percentage figures which appear in Sales, Operating Income, etc. are compared to the same period of the prior year.*

(2) Changes in Financial Condition (Consolidated)

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
Three Months ended June 30, 2006	¥540,018 million	¥116,994 million	21.6%	¥177,738.57
Three Months ended June 30, 2005	¥488,706 million	¥107,446 million	22.0%	¥163,233.37
(For reference) Year ended March 31, 2006	¥543,792 million	¥115,696 million	21.3%	¥175,765.71

(3) Consolidated Statement of Cash Flow

	Cash Flow provided by Operating Activities	Cash Flow provided by Investing Activities	Cash Flow provided by Financing Activities	Cash and Cash Equivalents at End of Period
Three Months ended June 30, 2006	-¥11,905 million	-¥14,967 million	¥14,738 million	¥7,368 million
Three Months ended June 30, 2005	¥4,673 million	-¥16,086 million	¥8,647 million	¥7,437 million
(For reference) Year ended March 31, 2006	¥22,243 million	-¥45,157 million	¥32,214 million	¥19,503 million

3. Forecast of Consolidated Business Results (April 1, 2006 through March 31, 2007)

	Sales	Ordinary Income	Net Income
Interim	¥53,500 million	¥9,500 million	¥5,500 million
Annual	¥123,000 million	¥21,500 million	¥12,000 million

(Reference)
Estimated net income per share (annual): 18,230.43 yen

* *There is no change to the forecast of the consolidated business results released on May 11, 2006, as the consolidated business results for this quarter are steadily achieved. The figures of the forecast set forth above are calculated based on the information which is*

available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors such as changes in business environment.

File No. 82-34835

(Summary English Translation)

Summary of Quarterly Business Report for the First Quarter ended June 30, 2006 (Non-Consolidated)

July 31, 2006

NTT URBAN DEVELOPMENT CORPORATION (Code Number: 8933
(URL http://www.nttud.co.jp/) Tokyo Stock Exchange, First Section)

Representative: Kiyoshi Mita
Representative Director and President
Attn.: Takahiro Okuda
Director and Executive Manager of
Finance Department
Tel.: (03) 6811-6424

1. Matters regarding the Preparation, Etc. of the Summary of Quarterly Business Report

(1) Adoption of simplified accounting method: Applicable.

(Content) Accounting standard of corporate tax, etc.
– Calculated by projected annual tax rate based on statutory effective tax rate.

(2) Changes in the accounting method from the latest accounting year: Applicable.

(Content) The timing of recordation of advertisement expenses concerning residential property sales business has been changed from conventional accrual time to completion and delivery time. Revenues and expenses concerning leasing business using specific purpose company, etc., which had been recorded as non-operating revenues and expenses, have been changed to be recorded as operating expenses from this quarter; provided, however, that the revenues and expenses concerning the companies to which equity method is applicable are recorded as non-operating revenues and expenses as before.

2. Summary of Business Results (April 1, 2006 through June 30, 2006)

(1) Progress in Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Income	Ordinary Income	Net Income (Three Months)
Three Months ended June 30, 2006	¥24,440 million (20.5%)	¥5,407 million (9.7%)	¥4,776 million (12.9%)	¥2,809 million (64.2%)
Three Months ended June 30, 2005	¥20,279 million (9.6%)	¥4,927 million (23.0%)	¥4,230 million (34.9%)	¥1,711 million (-12.5%)
(For reference) Year ended March 31, 2006	¥102,539 million	¥21,253 million	¥17,693 million	¥11,003 million

	Net Income per Share	Net Income per Share (fully diluted)
Three Months ended June 30, 2006	¥4,267.65	–
Three Months ended June 30, 2005	¥2,599.72	–
(For reference) Year ended March 31, 2006	¥16,603.09	–

(Notes)

1. *Average number of outstanding shares for each period:*
   Three months ended June 30, 2006: 658,240 shares
   Three months ended June 30, 2005: 658,240 shares

2. *The percentage figures which appear in Sales, Operating Income, etc. are compared to the same period of the prior year.*

(2) Changes in Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
Three Months ended June 30, 2006	¥537,214 million	¥115,029 million	21.4%	¥174,752.49
Three Months ended June 30, 2005	¥484,649 million	¥106,204 million	21.9%	¥161,345.74
(For reference) Year ended March 31, 2006	¥540,482 million	¥114,069 million	21.1%	¥173,294.38

3. Forecast of Business Results (April 1, 2006 through March 31, 2007)

	Sales	Ordinary Income	Net Income	Dividends per Share		
				Interim	Year End	
Interim	¥50,000 million	¥9,000 million	¥5,000 million	¥2,500.00	–	–
Annual	¥116,500 million	¥19,500 million	¥11,000 million	–	¥2,500.00	¥5,000.00

(Reference)
Estimated net income per share (annual): 16,711.22 yen

* *There is no change to the forecast of the business results released on May 11, 2006, as the business results for this quarter are steadily achieved. The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors such as changes in business environment.*

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Amendment to Annual Securities Report

An amendment to the Annual Securities Report for the 21st fiscal year (from April 1, 2005 through March 31, 2006) prepared in accordance with paragraph 1 of Article 24-2 of the Securities and Exchange Law was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on August 10, 2006. The amendment to the annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. for a certain period.